Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 10, 2017

Re:	Bright Scholar Education Holdings Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Bright Scholar Education Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A ordinary shares to be represented by American depositary shares (“ADSs”) in the United States and elsewhere. The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company respectfully advises the Commission that it has included in the Draft Registration Statement the audited combined financial statements as of and for the fiscal years ended August 31, 2014, 2015 and 2016 for BGY Education Investment Management Co., Ltd. (“BGY Education Investment”), a PRC company under effective control of the Company through a series of contractual arrangements entered into among the relevant parties in January 2017, on the basis that the combined entities were under the common control of the Company’s largest shareholder and her affiliate at the relevant times, taking into account the fact that the Company was not incorporated until after August 31, 2016 and the restructuring of the combined entities is not yet complete as of the date of this submission. The Company intends to promptly include in its subsequent draft registration statements the unaudited condensed consolidated financial statement for the six months ended February 28, 2017 and audited combined financial statements as of and for the fiscal years ended August 31, 2014, 2015 and 2016 for the Company when the restructuring of the combined entities is completed to reflect the change in the reporting entity as a result of the completion of restructuring, retrospectively. The Company expects to complete the restructuring as soon as practicable.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, Allan Lau, by telephone at 86-20-2831-1011, or by email at alllau@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

AUSTIN  BEIJING  BOSTON  BRUSSELS  HONG KONG  LOS ANGELES  NEW YORK  PALO ALTO

SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC  WILMINGTON, DE

Securities and Exchange Commission

February 10, 2017

Enclosures

cc:	Junli He, Chief Executive Officer, Bright Scholar Education Holdings Limited

Allan Lau, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Weiheng Chen, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation

Benjamin W. James, Partner, Kirkland & Ellis International LLP

David T. Zhang, Partner, Kirkland & Ellis International LLP